Exhibit 17.1

Ashwood Pines

Church End

Sherfield On Loddon

Hants

RG27 0JB      UK

7th October 2021

Dear Greg

I am increasingly looking forward to retiring and spending more time with my wife Bev, and my Retriever, Bentley. Hence this letter.

I believe that I have contributed what is required as regards establishing the company and providing the understanding of the altitude and environmental side of the business and am very happy with the expanded horizons that you have introduced. It has always been my ambition to leave Altitude International in safe hands and I believe that you are someone who can provide those hands.

So, I wish to resign my position on the Board in the knowledge that there is a steady hand on the tiller, leaving me to pursue my plan to spend my final years enjoying the company of my family.

My best wishes

Dave